BIRKENSTOCK HOLDING PLC

1-2 Berkeley Square

London W1J 6EA

United Kingdom

June 24, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jenny O’Shanick

Re: Birkenstock Holding plc

Registration Statement on Form F-1

File No. 333-280440

Ladies and Gentlemen:

Birkenstock Holding plc (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form F-1, as amended, to become effective on June 26, 2024 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Joshua N. Korff, Ross M. Leff and Zoey Hitzert of Kirkland & Ellis LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Ross M. Leff of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 446-4947, or in his absence, Joshua N. Korff at (212) 446-4943, or Zoey Hitzert at (212) 909-3324.

[Signature Page Follows]

Very truly yours,

Birkenstock Holding plc

By: /s/ Ruth Kennedy

Name: Ruth Kennedy

Title: Director

cc: Oliver Reichert, Chief Executive Officer and Director

Dr. Erik Massmann, Chief Financial Officer

Christian Heesch, Chief Legal Officer

Birkenstock Group

Joshua N. Korff

Ross M. Leff

Zoey Hitzert

Kirkland & Ellis LLP

Marc D. Jaffe

Ian D. Shuman

Adam J. Gelardi

Latham & Watkins LLP